Exhibit 99.6

ASIA ENTERTAINMENT & RESOURCES LTD.

UP TO 20,225,582 ORDINARY SHARES
ISSUABLE UPON EXERCISE OF TRANSFERABLE
RIGHTS TO SUBSCRIBE FOR SUCH SHARES

BENEFICIAL OWNER ELECTION FORM

I (We) acknowledge receipt of your letter and the enclosed materials relating to the offering of ordinary shares, par value $0.0001 per share (the “Shares”) of ASIA ENTERTAINMENT & RESOURCES LTD. (the “Company”), issuable upon the exercise of subscription rights (“Subscription Rights”).

In this form, I (we) instruct you whether to exercise Subscription Rights to purchase Shares distributed with respect to the ordinary shares of the Company held by you for my (our) account, pursuant to the terms and subject to the conditions set forth in the prospectus supplement dated June 4, 2013 and the accompanying prospectus (the “Prospectus”).

BOX 1. ☐	Please do not exercise Subscription Rights for me (us).
BOX 2. ☐	Please exercise Subscription Rights for me (us) and purchase Shares as set forth below: Number of ordinary shares owned as of the date hereof:

	Number of Ordinary Shares	Subscription Ratio	Subscription Price	Payment
Subscription Right	×	0.5 ×	$3.00	=$

FORM OF PAYMENT:

☐	Payment in the following amount is enclosed: $
☐	Please deduct payment of $ from my (our) following account maintained by you:

(Type of Account)	(Account Number)

I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:

•	Acknowledge receipt of the Prospectus and irrevocably elect to purchase the number of Shares indicated above upon the terms and conditions specified in the Prospectus; and
•	Agree that if I (we) fail to pay for the Shares that I (we) have elected to purchase, you may exercise any remedies available to you under the law.

Name of beneficial owner(s):

Signature of beneficial owner(s):

If you are signing in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or in any other fiduciary or representative capacity, please provide the following information:

Name:

Capacity:

Address:

Telephone No.: